United States securities and exchange commission logo





                               October 13, 2021

       Bin Zhou
       Chief Executive Officer
       Planet Green Holdings Corp.
       36-10 Union St., 2nd Floor
       Flushing, NY 11345

                                                        Re: Planet Green
Holdings Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed September 17,
2021
                                                            File No. 333-259611

       Dear Mr. Zhou:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3

       Cover Page

   1.                                                   Please disclose
prominently on the prospectus cover page that you are not a Chinese operating company, but
a Nevada holding company with operations conducted by your
                                                        subsidiaries and
through contractual arrangements with variable interest entities (VIEs)
                                                        based in China, and
that this structure involves unique risks to investors. Explain whether the VIE structure is
used to replicate foreign investment in Chinese-based companies where Chinese law
prohibits direct foreign investment in the operating companies, and disclose that investors
may never directly hold equity interests in the Chinese operating company. Your
disclosure should acknowledge that Chinese regulatory authorities could disallow this
structure, which would likely result in a material change in your operations and/or value of your
securities, including that it could cause the value of such securities to
 Bin Zhou
FirstName  LastNameBin  Zhou
Planet Green Holdings Corp.
Comapany
October 13,NamePlanet
            2021       Green Holdings Corp.
October
Page 2 13, 2021 Page 2
FirstName LastName
         significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
2. Provide prominent disclosure about the legal and operational risks associated with being
         based in or having the majority of the company   s operations in China
and Hong Kong.
         Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China
s government, such
         as those related to the use of variable interest entities and data security or anti-monopoly
         concerns, has or may impact the company   s ability to conduct its
business, accept foreign
         investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
3. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the
         business operations. Refrain from using terms such as    we    or
our    when describing
         activities or functions of a VIE. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.
Incorporation of Certain Information by Reference, page iv

4. We note that you have filed a number of current reports on Form 8-K since January 1,
         2021, that are not incorporated by reference into the registration statement. Please revise your disclosure in this section to specifically incorporate by reference all Forms 8-K and amendments thereto filed since the end of your fiscal year, as required by Item 12(a)(2) of
         Form S-3.
About Planet Green Holdings Corp., page 1

5. Please revise your disclosure on pages 3-4 to clearly describe your current corporate structure and identify your current VIEs. Please also revise the list of subsidiaries in
         Exhibit 21.1 to conform to your disclosure and corporate chart.
6. Disclose clearly that the company uses a structure that involves VIEs based in China and what that entails and provide early in the summary a diagram of the
company   s corporate
         structure, including who the equity ownership interests are of each entity. Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the VIEs operations and financial results
         into your financial statements. Identify clearly the entity in which investors are
         purchasing their interest and the entities in which the company   s
operations are
         conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment,
 Bin Zhou
FirstName  LastNameBin  Zhou
Planet Green Holdings Corp.
Comapany
October 13,NamePlanet
            2021       Green Holdings Corp.
October
Page 3 13, 2021 Page 3
FirstName LastName
         including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Nevada holding company with respect to its contractual arrangements with the VIEs, their founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.
7. In your summary of risk factors disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
8. Disclose each permission that you, your subsidiaries, or your VIEs are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the
         CSRC, CAC or any other entity that is required to approve of the VIEs' operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
9. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements.
         Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer.
         Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences.
         Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
10. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form condensed consolidating
 Bin Zhou
FirstName  LastNameBin  Zhou
Planet Green Holdings Corp.
Comapany
October 13,NamePlanet
            2021       Green Holdings Corp.
October
Page 4 13, 2021 Page 4
FirstName LastName
         schedule   depicting the financial position, cash flows and results of operations for the
         parent, the consolidated variable interest entities , and any eliminating adjustments
         separately   as of the same dates and for the same periods for which
audited consolidated
         financial statements are required. Highlight the financial statement information related to the variable interest entities and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entities, which includes the cash held and transferred among entities.
11. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.
Risk Factors
Legal, Regulatory or Political Risk Factors, page 15

12. We note a number of risk factors relating to your VIEs and operations in China. Please revise to tailor these to your specific business and operations, including the following:

                Clearly identify your VIEs, revising disclosure that appears to refer to Planet Green as the VIE (for example, in and under the caption, "If the PRC government deems that the contractual arrangements in relation to Planet Green, our consolidated variable interest entity . . .");
                Revise your description of telecommunications regulations to explain how these relate to your business, identifying the entities that hold ICP licenses;
                Revise references to your "shares" to refer more generally to all your registered securities; and
                Revise contingent language (for example, in and under the caption, "We may become subject to a variety of laws and regulations in the PRC . . . ") to describe specific regulations and associated uncertainties applicable to your business in concrete terms.
13.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
14. We note your disclosure under the caption "We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection . . . ." In light of recent events indicating greater oversight by the Cyberspace
 Bin Zhou
Planet Green Holdings Corp.
October 13, 2021
Page 5
         Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
Part II
Item 16. Exhibits, page II-2

15. In order to qualify your indenture under the Trust Indenture Act of 1939 you must have a form of indenture on file at time of effectiveness of the registration statement. Please file by pre-effective amendment a form of indenture as an exhibit to your registration statement.
16. Please file as exhibits the auditors' consents in relation to the audited financial statements incorporated by reference to the Forms 8-K filed on January 13, March 23, and August 6,
         2021. Refer to the Instruction to Item 12 of Form S-3 and Rule 439 of Regulation C.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jennifer Angelini at 202-551-3047 or Sherry Haywood at 202-551-3345
with any questions.



FirstName LastNameBin Zhou                                      Sincerely,
Comapany NamePlanet Green Holdings Corp.
                                                                Division of
Corporation Finance
October 13, 2021 Page 5                                         Office of
Manufacturing
FirstName LastName